Exhibit 99.1

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Profit and Loss	4

Consolidated Statements of Changes in Equity	5

Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7 - 8

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Empower Clinics Inc (Formerly Adira Energy Ltd.) for the three month period ended March 31, 2018 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31	December 31
	2018	2017
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$13	$14
Other receivables and prepaid expenses	2	-

	$15	$14

Liabilities
Current liabilities
Trade payables	$58	$38
Accrued liabilities	308	307
Loan Payable	4	4
	370	349

Non-curremt Liabilities
Warrant liability	9	29
	379	378
Equity
Share capital	-	-
Additional paid-in capital	34,060	34,060
Accumulated deficit	(34,424)	(34,424)

Total deficit	(364)	(364)

Total liabilities and deficit	$15	$14

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE PROFIT AND LOSS

U.S. dollars in thousands, except share and per share data

	Three months ended
	March 31
	2018	2017
	Unaudited
Expenses:
General and administrative costs	$20	$21

Total expenses	20	21
Loss before gain on foreign exchange and gain on revaluation warrant liability	(20)	(21)
Gain on foreign exchange	-	3
Gain on revaluation of warrant liability	20	9
Net loss and comprehensive loss	$-	$(9)

Basic and diluted net loss per share attributable to equity holders of the parent	$-	$(0.01)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	17,112,022	17,112,022

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated	Total Shareholders’ deficit
	shares	capital	capital	deficit

Balance as of December 31, 2016 (audited)	17,112,022	$-	$34,060	$(34,349)	$(289)

Net loss	-	-	-	(75)	(75)

Balance as of December 31, 2017 (audited)	17,112,022	$-	$34,060	$(34,424)	$(364)
Net loss for the period	-	-	-	-	-
Balance as of March 31, 2018 (unaudited)	17,112,022	$-	$34,060	$(34,424)	$(364)

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated	Total Shareholders’ deficit
	shares	capital	capital	deficit

Balance as of December 31, 2016 (audited)	17,112,022	$-	$34,060	$(34,349)	$(289)
Net loss for the period	-	-	-	(9)	(9)
Balance as of March 31, 2017 (unaudited)	17,112,022	$-	$34,060	$(34,358)	$(298)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three month period ended March 31		Year Ended December 31
	2018	2017	2017
	Unaudited		Audited
Cash flow from operating activities
Net loss for the period	$-	$(9)	$(75)
Items not affecting cash:
Revaluation of warrants	(20)	(9)	(38)
Changes in non-cash working capital:
Decrease (increase) in accounts receivable, other receivables and prepaid expenses	(2)	2	8
Increase (decrease) in trade payables	20	(4)	27
Increase (decrease) in other accounts payable and accrued liabilities	1	(1)	44
	(1)	(21)	(34)

Cash flow from investing activities
Cash provided from loan received from SMAART	-	25	4
Cash provided from repayment of loan from SMAART	-	-	25
	-	25	29

Decrease in cash and cash equivalents	(1)	4	(5)
Cash and cash equivalents, beginning of period	14	19	19

Cash and cash equivalents, end of period	$13	$23	$14

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Nature of operations

Empower Clinics Inc (formerly Adira Energy Ltd., “Empower” or the “Company”) is a leading owner and operator of medical cannabis clinics and developer of medical products in the US, focused on enabling individuals to improve and protect their health. The Company is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The registered head office is located at 400-570 Granville Street, Vancouver BC V6C 3P1. The Company's shares are currently traded on the OTC market in the U.S. the TSX Venture Exchange (“TSX”) and as of April 30, 2018, on the Canadian Securities Exchange in Canada.

The consolidated financial statements of the Company for the year ended December 31, 2017 were authorized for issue in accordance with a resolution of the directors on April 30, 2018.

b.	Reverse Take Over

On April 27, 2018, the Company completed its previously disclosed transaction with SMAART Holdings Inc. (“SMAART”) to acquire assets which constituted a reverse take-over of the Company (the “Transaction”). Pursuant to the Transaction, a subsidiary of the Company amalgamated with SMAART to form the wholly owned subsidiary, Empower Clinics Inc. In return, all of the issued and outstanding securities of SMAART were exchanged for equivalent securities, including Common Shares, of Empower. In connection with the Transaction, the Company also changed its name to “Empower Clinics Inc.” and underwent a 6.726254 to one share consolidation. In addition, a private placement was completed whereby 8,443,473 Common Shares were issued at a price of CDN$0.31 per share for aggregate gross proceeds of CDN$2,617,476. As a result, Empower will have 70,966,958 Common Shares issued and outstanding.

c.	Financial position:

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As at March 31, 2018, the Company had an accumulated deficit of $34,424 (December 31, 2017 - $34,424) and is not yet generating operating cash flows. As such, there is substantial doubt regarding the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

IFRS 9 – Financial instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010, November 2013 and finalized in July 2014. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into three measurement categories: those measured at fair value through profit or loss ("FVTPL"), those measured at fair value through other comprehensive income ("FVOCI") and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the consolidated statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting, however, there is no impact to the Company from these amendments as it does not apply hedge accounting. On January 1, 2018, the Company adopted these amendments and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements

NOTE 4:- EQUITY

a.	There was no movement in common stock options during the three months ended March 31, 2018 and there are no Stock options outstanding or exercisable at March 31, 2018.

b.	Share purchase warrants:

The following tables summarize information applicable to warrants outstanding as of March 31, 2017:

Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants

May 7, 2015	May 6, 2018	$0.04	$0.03	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of March 31, 208.

The Share Purchase warrants expired on May 6, 2018

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2018, the Company incurred nil in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $2 during the three-month period ended March 31, 2017.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

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